

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
OF MGE ENERGY, INC.

March 28, 2016

To the Shareholders of MGE Energy, Inc.:

You are cordially invited to attend the 2016 Annual Meeting of Shareholders. Instructions on making a reservation are provided on page 4 of this proxy statement. If you are not able to attend the annual meeting, a video recording will be available on MGE Energy's website at www.mgeenergy.com. The recording will be available on this website for approximately 12 months following the meeting. **Regardless of whether you plan to attend, please take a moment to vote your proxy.** The meeting will be held as follows:

Date:	Tuesday, May 17, 2016
Time:	11:00 a.m., local time
Place:	Marriott Madison West 1313 John Q. Hammons Drive Middleton, Wisconsin

Items of Business

- To elect three Class III directors named in this proxy statement to terms of office expiring at the 2019 Annual Meeting of Shareholders;
- To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year 2016; and
- To transact such other business as may properly come before the meeting.

Record Date

Shareholders of record at the close of business on March 11, 2016, are entitled to vote at the meeting.

Voting by Proxy

Your vote is important. You may vote:

- Using the Internet.
- By telephone.
- By returning the proxy card in the envelope provided.

The matters to be acted upon at the meeting are described in the accompanying proxy statement.

By Order of the Board of Directors

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Senior Vice President, Chief Financial
Officer, Secretary and Treasurer

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on May 17, 2016:
This proxy statement and our 2015 annual report to shareholders are available at www.mgeenergy.com/proxy.

(This page intentionally left blank)

TABLE OF CONTENTS

QUESTIONS AND ANSWERS 4

VOTING 5
    Number of Votes Per Share 5
    How Street Name Holders May Vote 5
    How Registered Holders May Vote 5
    Holders Needed to Establish a Quorum 6
    The Vote Necessary for Action to Be Taken 6
    Revocation of Proxies 6
    Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on May 17, 2016 6

PROPOSAL 1 — ELECTION OF DIRECTORS 7

PROPOSAL 2 — RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 10

TRANSACTION OF OTHER BUSINESS 11

BENEFICIAL OWNERSHIP 11
    Beneficial Ownership of Common Stock 11
    Section 16(a) Beneficial Ownership Reporting Compliance 12

BOARD OF DIRECTORS INFORMATION 12
    Board Leadership Structure 12
    Risk Oversight 12
    Committees 13
    Director Independence 14
    Related Person Transactions 15
    Anti-Hedging Policy 15
    Code of Ethics 15
    Nonemployee Director Compensation 16
    Policy Regarding Annual Meeting Attendance 16
    Audit Committee Report 17

EXECUTIVE COMPENSATION 18
    Compensation Discussion and Analysis 18
    Role of the Compensation Committee 20
    Compensation/Benefits Structure 21
    Compensation Committee Report 26
    2015 Summary Compensation Table 27
    2015 Grants of Plan-Based Awards Table 28
    Outstanding Equity Awards at December 31, 2015 29
    2015 Option Exercises and Stock Vested 30
    2015 Pension Benefits Table 31
    2015 Nonqualified Deferred Compensation Table 32
    Potential Payments on Employment Termination or Change in Control 32

OTHER INFORMATION 34
    Expenses of Solicitation 34
    Shareholder Proposals for 2017 Annual Meeting 34
    Contacting Our Directors 34

MAP

QUESTIONS AND ANSWERS

Q. *Why am I receiving this proxy statement?*

A. We are sending this document to you because our Board of Directors is seeking your proxy to vote your shares at our annual meeting. The notice of annual meeting, proxy statement, and accompanying proxy card are first being mailed on or about March 28, 2016, to shareholders of record at the close of business on March 11, 2016.

Q. *When and where will the annual meeting take place and what is its purpose?*

A. See the notice of annual meeting on the front cover of this proxy statement which provides that information.

Q. *Do I need a reservation to attend the meeting?*

A. Yes. If you plan to attend the meeting, please make your reservation online at http://www.proxyvote.com and look for the "shareholder meeting registration" link. Or you may fill out the enclosed postage-paid reservation card and ***return it separately*** to MGE Energy. All shareholders may contact Shareholder Services at investor@mgeenergy.com or 800-356-6423 to make a reservation.

Your name tag is your admittance ticket to the meeting. Name tags will be mailed to shareholders who make reservations before May 12, 2016. Name tags for late reservations will be available on the day of the meeting at the registration table.

Q. *Why did I receive more than one copy of this proxy statement?*

A. If you own our common stock in more than one account, such as individually and also jointly with your spouse, you may receive more than one copy of this document. This duplication can be eliminated. For information on combining the mailings into one, registered shareholders may contact Shareholder Services at investor@mgeenergy.com or toll-free at 800-356-6423. Street name holders should contact their broker.

Q. *Why is it important to vote?*

A. Your broker is no longer permitted to vote on your behalf on the election of directors and other nonroutine matters. This change prohibits your broker from voting your shares in director elections without your direction. For your vote to be counted, you now need to communicate your voting instructions to your broker, bank, or other financial institution before the date of the annual meeting. If you do not vote, your shares may not be represented at the annual meeting.

Q. *Where can I find information about executive compensation for 2015?*

A. See the information under "Executive Compensation" starting on page 18 of this proxy statement, including the "Executive Summary" summarizing our board's approach to executive compensation.

Q. *What is MGE Energy, Inc.?*

A. MGE Energy is an investor-owned public utility holding company formed in August 2002. Our headquarters are in Madison, Wisconsin, and we are the parent company of Madison Gas and Electric Company (MGE), our principal subsidiary. Our executive offices are located at 133 South Blair Street, Madison, Wisconsin 53788.

VOTING

Number of Votes Per Share

Each share of common stock issued and outstanding as of the record date for the meeting is entitled to one vote at the meeting, except as described below for shareholders who own more than a specified percentage of our common stock.

The record date for the meeting is March 11, 2016. Holders of record as of such date can vote in person at the meeting or by proxy. By giving us your proxy, you are authorizing the individuals named on the proxy card (the proxies) to vote your shares in the manner you indicate. On March 11, 2016, there were 34,668,370 shares of our common stock issued and outstanding.

Our Amended and Restated Articles of Incorporation contain a provision limiting the voting power of any shareholder who acquires more than 10 percent of our outstanding voting stock. In addition, under the Wisconsin Business Corporation Law, the voting power of shares held by any person in excess of 20 percent of the voting power in the election of directors is limited to 10 percent of the full voting power of the excess shares. To our knowledge, neither of these limitations currently applies to any shareholder.

How Street Name Holders May Vote

If you own shares through a broker, the registered holder of those shares is your broker or its nominee. If you receive our proxy materials from your broker, you should vote your shares by following the procedures specified by your broker. Your broker will tabulate the votes it received from its customers and submit a proxy card to us reflecting those votes. If you plan to vote your shares in person at the meeting, you should contact your broker to obtain a legal proxy.

Please note that, in the absence of any direction from you, your broker is not allowed to vote your shares in the election of directors. Your vote is important to us, and so we hope you will make your choices known to your broker using the means they provide to you.

How Registered Holders May Vote

If you personally hold a certificate for your shares, have direct registration shares on our books, or have shares held by us in the Direct Stock Purchase and Dividend Reinvestment Plan, then you are the registered holder. Shares you have accumulated in the Direct Stock Purchase and Dividend Reinvestment Plan are held by the administrator under the nominee name of Madge & Co. Those shares, including your certificate or direct registration shares, will be voted in accordance with the direction given by you on your proxy.

As a convenience to you, we are providing you with the option to vote by proxy via the Internet or toll-free touch-tone telephone. Refer to your proxy card or e-notice for more information and instructions. If you prefer, you may cast your vote by returning your signed and dated proxy card. Instructions regarding all three methods of voting are included on the proxy card. The signature on the proxy card should correspond exactly with the name of the shareholder as it appears on the proxy card. Where stock is registered in the name of two or more persons, each of them should sign the proxy card. If you sign a proxy card as an attorney, officer, personal representative, administrator, trustee, guardian, or in a similar capacity, please indicate your full title in that capacity.

In voting on:
- The election of directors in Proposal 1, you may vote **"for"** the election of all nominees or you may **"withhold"** your votes as to one or more or all of the nominees.
- The ratification of the selection of our independent registered public accounting firm in Proposal 2, you can specify whether you **"approve," "disapprove,"** or **"abstain."**

If you sign and return the proxy card or submit your electronic vote without specifying any instructions and without indicating expressly that you are not voting some or all of your shares on a particular proposal, your shares will be voted **"for"** the election of the nominees on the proxy card and "**for**" ratification of the selection of PricewaterhouseCoopers LLP.

Holders Needed to Establish a Quorum

A quorum is necessary to hold a valid meeting of shareholders. If holders of a majority of the outstanding shares of common stock are present in person or by proxy for any proposal to be acted upon at the meeting, then a quorum will exist for all proposals. In order to assure the presence of a quorum, please vote via the Internet, telephone, or sign and return your proxy card promptly in the enclosed postage-paid envelope even if you plan to attend the meeting. Brokers are permitted to vote on the ratification of the selection of auditors, but not on any of the other matters to be considered at the annual meeting. Thus, broker votes as well as abstentions are counted for purposes of establishing a quorum for the meeting.

The Vote Necessary for Action to Be Taken

The three persons receiving the greatest number of votes at the meeting will be elected to serve as Class III directors. Under our Corporate Governance Guidelines, any nominee for director in an uncontested election who receives a greater number of votes "withheld" from his or her election than votes "for" such election will promptly tender an offer of his or her resignation following certification of the shareholder vote for that election. The board's Corporate Governance Committee will consider that resignation and recommend to our Board of Directors, based on all relevant factors, whether to accept the tendered resignation or to pursue another action. Our board will then act on that recommendation no later than 90 days following the certification of the shareholder vote. We will promptly publicly disclose the board's decision and, if applicable, the reasons for rejecting the resignation or pursuing another action. The full details of our director resignation policy are set forth in our Corporate Governance Guidelines, which are available on our website at www.mgeenergy.com under the "Corporate Governance" caption.

The votes "for" must exceed the votes cast "against" at the meeting for the ratification of the selection of auditors. Abstentions will not have any effect.

Revocation of Proxies

If you are a registered holder of our common stock, you may revoke your proxy by giving a written notice of revocation to our Corporate Secretary at any time before your proxy is voted, by executing a later-dated proxy card that is voted at the meeting, or by attending the meeting and voting your shares in person. If your shares are held by a broker, you must contact your broker to revoke your proxy. Attendance at the meeting will not automatically revoke any authorization you have given to your broker.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on May 17, 2016

This proxy statement and our 2015 annual report to shareholders are available at www.mgeenergy.com/proxy. Shareholders can elect to receive email alerts when proxy and annual meeting materials are available on the Internet instead of receiving paper copies in the mail. If you are a registered holder of our common stock, you may sign up for email alerts via the Internet at www.mgeenergy.com/paperless or by contacting Shareholder Services. These alerts will notify you when the proxy materials are available. If your shares are held by a broker, you must contact your broker to receive these materials via the Internet.

Unless you prefer paper copies, please consider electronic delivery, which will help us reduce costs and the amount of resources used in connection with the annual meeting.

PROPOSAL 1 — ELECTION OF DIRECTORS

As described below, the Board of Directors consists of eight directors divided into three classes. One class is elected each year for a term of three years. It is proposed that the three nominees named below be elected to serve as Class III directors for a three-year term to expire at the 2019 annual meeting and upon the election and qualification of their successors. Your proxy may not be voted for a greater number of persons than the three nominees below.

All of our directors serve concurrently as directors of MGE. As discussed below under "Board of Directors Information," our Board of Directors has determined that all of our directors, other than Directors Stolper and Wolter, are independent as defined in the applicable Nasdaq Stock Market, Inc., listing standards.

Directors Bugher, Hastings, and Possin are currently Class III directors whose terms expire at the 2016 Annual Meeting of Shareholders and who have been recommended by our Corporate Governance Committee and nominated by our board for reelection.

Each of the nominees has indicated a willingness to serve if elected, and the board has no reason to believe that any nominee will be unavailable for that service. If any nominee should become unable to serve, it is presently intended that your proxy will be voted for a substitute nominee designated by the board. Under the Company's retirement guidelines for directors, directors who have served as the chief executive officer (CEO) or who have been retained as a salaried consultant shall resign from the board no later than the date and time of the Annual Meeting of Shareholders following their 70th birthday; and other directors are expected to retire after completing the term during which he or she attains the age of 75, unless requested to remain by the board.

The board believes the directors of MGE Energy collectively have backgrounds and skills important for MGE Energy's business. The following biographies summarize the experiences, qualifications, and skills that qualify our nominees and continuing directors to serve as directors of the Company.

Nominees for Election to the Board of Directors

The following paragraphs provide information regarding the background and qualifications of the nominees to our Board of Directors, all of whom are current directors.

Names (Ages)* and Business Experience	Director Since**

Class III – Term Expiring in 2016

F. Curtis Hastings (70), Madison, Wisconsin 1999
Director Hastings is the retired Chairman of J. H. Findorff & Son, Inc., a large commercial and industrial construction general contractor and design builder, with which he had been associated for more than 39 years. We believe Director Hastings' experience with the management and oversight of a large company brings an important perspective to our board in its oversight of our operations. His particular knowledge of the construction industry assists our board in its understanding and oversight of the various significant construction projects we have undertaken over the past several years with respect to power plant construction, wind farm construction, environmental control projects, and the general construction activities that constitute a recurring part of an electric and gas utility's operations. He is familiar with the management and control of large projects, cost control, and schedule management. Director Hastings is a director of National Guardian Life Insurance Co., a position he has held since 1981.

James L. Possin (64), Madison, Wisconsin 2009
Director Possin is a tax consultant with James L. Possin CPA, LLC. In 1976, Director Possin started working at Grant Thornton LLP, a registered public accounting firm. From 1990 to 2007, he was a partner where he advised on tax- and financial-related matters. Director Possin is a certified public accountant and holds degrees in accounting and law from the University of Wisconsin-Madison. Director Possin also serves on the Audit/Finance Committee of Oakwood Lutheran Homes Association, Inc. We believe Director Possin's background and current accounting and tax employment adds valuable accounting, tax, and financial reporting experience to our board. We believe that experience, and his familiarity with financial reporting principles and requirements, will assist in our board's oversight of financial reporting and tax matters as well as the identification and management of financial risk exposures.

Mark D. Bugher (67), Bayfield, Wisconsin.. 2010
Director Bugher is the retired Director of the University Research Park, University of Wisconsin-Madison, a position he held for 15 years. Prior to joining the Research Park, he served the State of Wisconsin as Secretary of Administration from 1996 to 1999 and as Secretary of Revenue from 1988 to 1996. Director Bugher serves on the board of First Business Financial Services, Inc., as a member of the corporate governance and compensation committees. Director Bugher chairs the Board of Marshfield Clinic Health System, a $2 billion multispecialty health care system. He is a recognized leader in the Madison business community and brings an understanding of the business environment and economy within our service area. As a result of his governmental service, Director Bugher has insights into public policies, priorities, and objectives that assist our board in evaluating longer-range trends that may affect the community we serve and our business. His experience at the University Research Park will assist with fiscal and strategic matters as well as with the evaluation of technology trends and developments that may affect the generation and distribution of electricity and the distribution of gas.

THE BOARD RECOMMENDS A VOTE "FOR" ALL NOMINEES

Members of the Board of Directors Continuing in Office

The following paragraphs provide information regarding the background and qualifications of the continuing members of our Board of Directors.

Class I – Term Expiring in 2017

Regina M. Millner (71), Madison, Wisconsin.. 1996
Director Millner retired as President of RMM Enterprises, Inc., a consulting firm which specialized in complex real estate projects and where she provided various legal, consulting, and brokerage services for private clients and governmental agencies. She is an attorney and has worked as an analyst and broker in commercial real estate for more than 36 years. We believe Director Millner's analytical and financial skills that have been applied to commercial real estate, including the analysis of general market conditions, local and regional community and business trends, market risks and opportunities, and financial returns, are valuable to the board in its consideration of general economic conditions in our service area and the consideration and evaluation of risks and opportunities in our business. Director Millner has served on our board for 20 years and has significant experience with our Company and its operations. She serves as our lead independent director, as described below under "Board of Directors Information - Board Leadership Structure."

Londa J. Dewey (55), Madison, Wisconsin.. 2008
Director Dewey is President of QTI Management Services, Inc., d/b/a The QTI Group, a human resources and staffing company, which she has held since 2007. Prior thereto, she was President of the Private Client Group and Market President at U.S. Bank where she was an employee from 1982 to 2007 and an Officer from 1985 to 2007. We believe Director Dewey's experience with financial analysis, investment management and risk assessment, and management in the banking industry provides our board with valuable input on the identification, evaluation, and assessment of financial and general business risks; the evaluation of strategies to address those risks; and the implementation of our business strategy. We also believe Director Dewey's experience with human resource matters and knowledge of the local labor market are valuable resources in assessing our Company's employment policies and practices. Director Dewey holds the following directorships: American Family Insurance; past Chair of the Board, Meriter Health Services, Inc., and Meriter Hospital; Vice Chair and Board Member, Edgewood College; director, University of Wisconsin Family Business Advisory Board; past Chair of the Board, United Way of Dane County Board and Foundation Board; Director, Wealth Management Company, Northwestern Mutual Life Insurance; and Director, Wausau Paper Corp.

Thomas R. Stolper (67), Madison, Wisconsin 2008
Director Stolper is Executive Vice President and a director of ProActive Solutions USA LLC, a manufacturer of cleaning and sanitizing products, for 14 years. He is a certified public accountant with over 40 years in public accounting. He was a partner in Clifton Gunderson LLP, certified public accountants and consultants, for 31 years. Director Stolper provided auditing, tax, financial services, and advice for a broad array of business entities. In addition, he was an elected member of the firm's national board for 12 years. Director Stolper has served on numerous community and civic boards for more than 30 years including three terms as an elected public official. We believe Director Stolper's accounting, tax, and auditing education and experience, as well as his business experience, assist our board in the review of accounting and financial reporting matters and proposed strategic plans and initiatives. We also believe that business experience, combined with his public service commitment and experience, assist in the evaluation of our business risks and opportunities within our service area and the consideration of the needs of the community we serve.

Class II – Term Expiring in 2018

John R. Nevin (72), Madison, Wisconsin 1998
Director Nevin is Grainger Professor and Executive Director, Grainger Center for Supply Chain Management at the Wisconsin School of Business, University of Wisconsin-Madison, where he has been a faculty member for 45 years. We believe Director Nevin's business education background (B.S., M.S., and Ph.D. degrees in business) and his business analytical abilities (extensive economic damage analysis of financial statements while serving as an expert in litigation) assist our board in its consideration and analysis of our business strategy and proposed projects and its evaluation of plan implementation and operational results.

Gary J. Wolter (61), Madison, Wisconsin 2000
Chairman, President and CEO of MGE Energy, Inc., and Madison Gas and Electric Company, of which he has been an officer since 1989 and an employee since 1984. Director Wolter is the only member of management on our board. Director Wolter is an attorney and has been involved in the public utility business for over 30 years.

* *Ages as of December 31, 2015.*

** *Date when first became a director of MGE. Directors Dewey and Stolper became directors of MGE Energy, Inc., in 2008. Director Possin became a director of MGE Energy, Inc., in 2009. Director Bugher became a director of MGE Energy, Inc., in 2010. The other persons became directors of MGE Energy, Inc., when it became the holding company of MGE in August 2002.*

PROPOSAL 2 — RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The second proposal to be considered at the annual meeting is the ratification of our selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2016. If the shareholders do not ratify the selection or if PricewaterhouseCoopers LLP declines to act or otherwise becomes incapable of acting or if their appointment is otherwise discontinued, we will appoint other independent registered public accountants.

We selected PricewaterhouseCoopers LLP to audit our consolidated financial statements for 2016. PricewaterhouseCoopers LLP is expected to have a representative present at the 2016 annual meeting who may make a statement and will be available to respond to appropriate questions from shareholders.

The following table presents fees for professional services rendered by PricewaterhouseCoopers LLP for the years ended December 31, 2015 and 2014. (Fees include amounts related to the year indicated, which may differ from amounts billed.)

Independent Registered Public Accounting Firm Fees Disclosure	2015 Fees	2014 Fees
Audit Fees (a)	$890,000	$894,000
Audit-Related Fees (b)	$75,000	$50,000
Tax Fees (c)	$141,339	$208,886
All Other Fees (d)	$7,900	$69,100

   (a) Audit Fees were for professional services rendered for the audits of our financial statements, review of the interim financial statements, opinion on the effectiveness of our internal control over financial reporting for MGE Energy, and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents, and assistance with and review of documents filed with the Securities and Exchange Commission (SEC).
   (b) Audit-Related Fees were for professional services rendered in connection with utility commission-mandated obligations.
   (c) Tax Fees were for review of federal and state income tax returns and tax planning.
   (d) All Other Fees were for generation project advisory services and access to the PricewaterhouseCoopers LLP online accounting standards library.

Our Audit Committee approves each engagement of the independent registered public accounting firm to render any audit or non-audit services before the firm is engaged to render those services. The Chairman of the Audit Committee or other designated Audit Committee member may represent the entire Audit Committee for purposes of this approval. Any services approved by the Chairman or other designated Audit Committee member are reported to the full Audit Committee at the next scheduled Audit Committee meeting after such approval has been given. No exceptions to this approval process are allowed under the Audit Committee Charter; and thus, none of the services described in the table above were approved pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X, which otherwise would allow de minimis amounts of services to be provided without specific approval.

THE AUDIT COMMITTEE AND THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2016.

TRANSACTION OF OTHER BUSINESS

Our Board of Directors does not intend to present any business for action by our shareholders at the meeting except the matters referred to in this document. If any other matters should be properly presented at the meeting, it is the intention of the persons named in the accompanying form of proxy to vote thereon in accordance with the recommendations of our Board of Directors.

Whether or not you expect to be present at the meeting, please complete, sign, date, and promptly return your proxy card in the enclosed postage-paid envelope, call the toll-free number, or log on to the Internet.

BENEFICIAL OWNERSHIP

Beneficial Ownership of Common Stock

The following table lists the beneficial ownership of our common stock as of December 31, 2015 (except as otherwise noted), of each director and nominee, the individuals named in the Summary Compensation Table and the directors and executive officers as a group, and each shareholder known to us to be the beneficial owner of more than 5 percent of our outstanding common stock. In each case, the indicated owner has sole voting power and sole investment power with respect to the shares shown except as noted.

Name	Number of Shares Beneficially Owned	Percent of Outstanding Common Stock
Mark D. Bugher	1,830 (1)	*
Londa J. Dewey	4,500	*
Kristine A. Euclide	5,846	*
F. Curtis Hastings	6,100	*
Regina M. Millner	2,650	*
John R. Nevin	4,268	*
Jeffrey C. Newman	8,865 (2)(3)	*
James L. Possin	2,522	*
Thomas R. Stolper	5,100	*
Craig A. Fenrick	3,785 (2)(3)	*
Lynn K. Hobbie	7,231 (2)(3)	*
Peter J. Waldron	9,874 (3)	*
Gary J. Wolter	19,525 (2)(3)	*
All directors and executive officers as a group (13 persons)	81,958 (3)	*
The Vanguard Group, Inc.	2,841,773 (4)	8.19%
BlackRock, Inc.	1,951,634 (5)	5.60%

* *Less than 1 percent.*

(1) Includes 450 shares of our common stock held by Director Bugher's wife in her employer's 401(k) plan, with respect to which Director Bugher shares voting and investment power.

(2) J. Newman, G. Wolter, C. Fenrick, and L. Hobbie are directors of Madison Gas and Electric Foundation, Inc., and, as such, have shared voting and investment power in an additional 18,000 shares of our common stock held by the Foundation. K. Euclide was acting as a director of the Foundation until December 18, 2015. These shares are not shown in the numbers in the table. The Foundation was formed by, and receives contributions primarily from, MGE, which contributions are used for charitable purposes.

(3) Includes common stock held by executive officers in the MGE 401(k) defined contribution plan with respect to which those persons have sole voting and investment power: J. Newman,151 shares; G. Wolter, 271 shares; C. Fenrick, 916 shares; L. Hobbie, 112 shares; P. Waldron, 3,209 shares; and executive officers as a group, 4,659 shares.

(4) Information contained on Schedule 13G filed with the SEC for the year ended December 31, 2015, by The Vanguard Group, Inc., 100 Vanguard Boulevard, Malvern, Pennsylvania 19355. The Schedule 13G reported 2,841,773 shares of common stock as being beneficially owned as of December 31, 2015.

(5) Information contained on Schedule 13G filed with the SEC for the year ended December 31, 2015, by BlackRock, Inc., 55 East 52nd Street, New York, New York 10022. The Schedule 13G reported 1,951,634 shares of common stock as being beneficially owned as of December 31, 2015.

Our board believes directors and executive officers should be shareholders and have a financial stake in the Company. Directors and executive officers are required to purchase at least $25,000 of the Company's common stock, which may be purchased over a period of five years from the time of their initial election.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers, and persons who own more than 10 percent of our common stock to file reports of ownership and changes in ownership with the SEC. Those persons are also required to furnish us with copies of those reports. Based solely on our review of the copies of the reports received by us and written representations from certain reporting persons, we note that all of our directors and executive officers (we do not have any greater than 10 percent shareholders) filed all required reports during or with respect to the year ended December 31, 2015, on a timely basis with the exception of a Form 3 filed for J. Keebler on August 10, 2015, reporting his initial beneficial ownership in MGE Energy after becoming an executive officer on July 23, 2015.

BOARD OF DIRECTORS INFORMATION

Our board provides oversight with respect to the Company's long-term strategic plan, business initiatives, major capital projects, and budget matters. Members of the board are kept informed of our business by various reports and documents provided to them on a regular basis, including operating and financial reports made at board and committee meetings by our CEO and other officers.

Board Leadership Structure

Our CEO serves as the Chairman of our Board of Directors, and Director Millner, who is an independent member of our board as determined under the guidelines adopted by the Nasdaq Stock Market, Inc., serves as our lead independent director. Director Millner has served as a member of our board since 1996, has served as our lead independent director since 2010, and has extensive experience with the operation of our board and business.

Our board believes its current board leadership structure encourages independent director participation and engagement while deriving the benefit of having our CEO also serve as Chairman of the Board. Given the complexity of the industry, its operations, and regulatory environment, the board believes the combined function of CEO and Chairman, coupled with an independent lead director, is the appropriate structure for the Company. As the individual with primary responsibility for managing the Company's day-to-day operations, our CEO is best positioned to chair regular board meetings as we discuss key business and strategic issues. This combined structure provides independent oversight while avoiding unnecessary confusion regarding the board's responsibilities and day-to-day management of business operations.

The board has structured the role of our lead independent director to strike an appropriate balance to the combined Chairman and CEO role and to fulfill the important requirements of independent leadership on the board. The lead director calls meetings of the board or executive sessions with our independent directors; chairs executive sessions of the independent directors; provides input to the Chairman on the scope, quality, quantity, and timeliness of the information provided to the board; serves as a nonexclusive conduit to the Chairman of views and concerns of our independent directors; chairs our Corporate Governance Committee, which monitors the composition and structure of our board; and assists in board recruitment efforts.

Risk Oversight

Our board is involved in the process of overseeing the primary operational, financial, and regulatory risks we face in the conduct of our business. Trends in economic, business, and commodity market conditions; legislative and regulatory initiatives and their potential or actual effects upon operations and capital expenditures; information technology systems and cyber security; and operational issues are recurring matters considered by our board in the course of its regular meetings. Our CEO generally leads in the identification of risk discussion matters; however, all of our directors are encouraged to initiate discussion at any time, either directly or through our lead director, on any areas of concern, including risk identification and assessment, controls, management, and oversight.
During 2015, our board held two meetings with management for the purpose of reviewing and discussing in detail the various risks faced by the Company and the policies, processes, and controls in place to assess and manage those risks. Meetings devoted solely to risk evaluation and assessment were also held in 2013.

Committees

Our board has four standing committees, the principal responsibilities of which are described below. The following table sets forth the current membership of each committee and the number of meetings held during 2015:

Name	Audit Committee	Compensation Committee	Executive Committee	Corporate Governance Committee
Mark D. Bugher	X			X
F. Curtis Hastings	X	X		X
Regina M. Millner (1)	X	X	X	X(2)
John R. Nevin	X	X(2)	X	X
James L. Possin	X(2)			X
Gary J. Wolter			X	
Number of Meetings	5	2	0	1

(1)   Lead Independent Director.
(2)   Committee Chairperson.

Corporate Governance Committee

The Corporate Governance Committee is responsible for taking a leadership role in shaping corporate governance of the Company. The committee reviews and makes recommendations to the board regarding corporate governance principles applicable to the Company and concerning board and committee organization, membership, function, and effectiveness. Our board has adopted a Corporate Governance Committee Charter and Corporate Governance Guidelines, which are posted on our website at www.mgeenergy.com/corpgov. More information regarding our corporate governance practices can be found at our website. Each of the members of the committee is independent as defined in applicable Nasdaq Stock Market, Inc., listing standards.

The Corporate Governance Committee also reviews candidates for our board and makes nominations of appropriate candidates for election to the board. As stated in our Corporate Governance Guidelines, the candidate review criteria includes characteristics such as integrity, business experience, knowledge, and independence of judgment as well as diversity in business backgrounds in order to bring different experiences and perspectives to the board. Diversity in personal background, race, gender, age, and nationality, for the board as a whole, may be taken into account in considering candidates. While screening candidates, the committee will examine potential conflicts of interest including interlocking directorships and substantial business, civic, and social relationships with other members of the board that could impair a prospective board member's ability to act independently.

The Corporate Governance Committee also considers qualified director candidates suggested by our shareholders. Shareholders can suggest candidates by writing to MGE Energy, Inc., Post Office Box 1231, Madison, Wisconsin 53701-1231, Attention: Corporate Secretary. Submissions should describe the candidate's background, experience, and ownership of our shares and otherwise address the factors considered by the committee as described in our Corporate Governance Guidelines posted on our website at www.mgeenergy.com/corpgov. The Corporate Governance Committee will apply the same standards in considering candidates recommended by shareholders as it applies to other candidates. In 2016, the director nominees are currently members of our board.

The Corporate Governance Committee consists of five directors, each of whom the board has determined has no material relationship with us and is otherwise independent under the listing requirements of Nasdaq Stock Market, Inc., and the Company's Directors Independence Standards.

Audit Committee

Our board has an Audit Committee that oversees our relationship with our internal auditors and independent registered public accounting firm and discusses with them the scope and results of their audits, accounting practices, and the adequacy of our internal controls. The Audit Committee also reviews all "related party transactions" for potential conflict of interest situations. A related party transaction is a transaction between us and our directors, executive officers, or their immediate family members that are required to be disclosed pursuant to applicable SEC rules. The committee has a written charter which is posted on our website at www.mgeenergy.com/corpgov.

The Audit Committee has established a policy to preapprove all audit and non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services, and other services. Preapproval is generally provided for up to one year. Any preapproval is detailed as to the particular service or category of services and is subject to a specific budget. Once preapproved, the services and preapproved amounts are monitored against actual charges incurred and modified if appropriate.

The Audit Committee consists of five independent directors, each of whom our board has determined has no material relationship with us and is otherwise independent under the listing requirements of the Nasdaq Stock Market, Inc., and the Company's Directors Independence Standards set forth in our Corporate Governance Guidelines. In addition, all Audit Committee members must meet the heightened standards for independence for Audit Committee members imposed by the SEC. Under those heightened standards, a director may not serve on the Audit Committee if the director (i) has received any consulting, advisory, or other compensatory fees from us (other than in his or her capacity as a director) or (ii) is affiliated with us or any of our subsidiaries. Our Board of Directors has determined that Director Possin is an "audit committee financial expert," as defined by applicable SEC rules, and determined that he is independent under the independence standards applicable to Audit Committee members under the listing requirements of the Nasdaq Stock Market, Inc.

Compensation Committee

The function of the Compensation Committee is to review the salaries, fees, and other benefits of officers and directors and recommend compensation adjustments to the board. The board has adopted a Compensation Committee Charter which is posted on our website at www.mgeenergy.com/corpgov. See "Executive Compensation - Role of the Compensation Committee" for further information regarding the role of the Compensation Committee in our executive compensation programs.

The Compensation Committee consists of three directors, each of whom the board has determined has no material relationship with us and is otherwise independent under the listing requirements of Nasdaq Stock Market, Inc., and the Company's Directors Independence Standards. In addition, all Compensation Committee members must meet additional independence standards. Under those standards, a director may not serve on the Compensation Committee if the director has received any consulting, advisory, or other compensatory fees from us (other than in his or her capacity as a director).

Executive Committee

The Executive Committee acts in lieu of the full board and between meetings of the board. The Executive Committee has the powers of the board in the management of our business and affairs, except action with respect to dividends to shareholders, election of principal officers, or the filling of vacancies on the board or committees created by the board. Since our board meets monthly, there has not been a need for the Executive Committee to meet or take action.

Director Independence

Our board makes an annual assessment of the independence of our directors under the independence guidelines adopted by Nasdaq Stock Market, Inc. Those guidelines are generally aimed at determining whether a director has a relationship which, in the opinion of our board, would interfere with the exercise of independent judgment in carrying out their responsibilities as a director. The guidelines identify certain relationships that are considered to affect independence, such as a current or past employment relationship with us, the receipt by the director or one of his or her family members of compensation in excess of $120,000 from us for other than board or board committee service, and commercial relationships exceeding specified dollar thresholds. These guidelines are also reflected in our Corporate Governance Guidelines which are posted on our website at www.mgeenergy.com/corpgov.

Our board has determined that each of Directors Bugher, Dewey, Hastings, Millner, Nevin, and Possin are independent under the Nasdaq Stock Market, Inc., definition of independence and the Company's Directors Independence Standards, which parallel the Nasdaq Stock Market, Inc., definition. In reaching that determination, the board considered certain relationships or arrangements that are described below. In each case, the amounts involved in the transactions between us and our subsidiaries, on the one hand, and the companies with which a director or an immediate family member is associated, on the other hand, fell below the amounts identified in our Corporate Governance Principles and Nasdaq Stock Market, Inc., requirements as being thresholds for concerns about their effect on director independence. Because we provide utility services through our subsidiary, MGE, and many of our directors live in the area served by MGE, many of our directors either directly receive, or are affiliated with entities that receive, utility services from MGE. Similarly, because we and our subsidiaries are active in the community and make substantial charitable contributions and many of our directors live in communities served by MGE and are active in those communities, many of our directors are affiliated with charities that receive contributions from us and our subsidiaries. In addition to those relationships and arrangements, our board also considered the following:

Director Dewey is President of QTI Management Services, Inc., d/b/a The QTI Group, a human resources and staffing company from which we have procured temporary employment services and nonexecutive consulting services. Director Dewey is not involved in, and does not benefit from, the performance of those services. Payments made by MGE to QTI Management Services, Inc., resulted in less than one quarter of 1 percent of QTI Management Services, Inc.'s gross annual revenue in 2015, 2014, and 2013, and were considered immaterial under Nasdaq Stock Market, Inc.'s independence guidelines. Our board did not, and does not, believe that such services have affected Director Dewey's independence in addressing matters before the board.

Related Person Transactions

We have a written policy for the review, approval, or ratification of any transaction with the Company or its subsidiaries involving an amount in excess of $120,000 in which any director, executive officer, nominee for director, or any of their immediate family members had a material interest, as contemplated by Item 404(a) of the SEC's Regulation S-K. Under these policies and procedures, our Audit Committee reviews any transactions identified by our Director - Internal Audit based upon information gathered by our Director - Internal Audit. Based upon that review, the committee either approves, ratifies, or rejects the identified transaction. Information gathered by our Director - Internal Audit includes:

- The related person's relationship to the Company and interest in the transaction.

- The material facts of the transaction, including size, time frame, and consideration.

- The manner in which the transaction was procured, including the process used, the persons involved, and the factors considered in entering into the particular transaction.

- The availability of other sources of comparable goods and services.

The purpose of the information is to enable our Audit Committee to perform its review and to consider whether the transaction is on terms that are at least as favorable to the Company as achievable from an unaffiliated third party or, in the case of unique or sole source procurements, whether the transaction is fair to the Company.

Director Stolper joined our Board of Directors in December 2008. Director Stolper's brother, Daniel Stolper, and his sister-in-law, Barbara Neider, are partners in the law firm of Stafford Rosenbaum LLP. Daniel Stolper retired as a partner from Stafford Rosenbaum LLP at the end of 2015 and currently has an of counsel relationship with that firm. That firm has provided a variety of legal services to the Company and its subsidiaries for more than 50 years, including 2015, and continues to provide those services. In 2015, we paid total fees of $970,668 to Stafford Rosenbaum LLP for a variety of legal services. Our Audit Committee reviewed these transactions and concluded, in view of the long-standing relationship between the Company and the law firm, the nature of the services, and the manner in which they are requested, the transactions were at least as favorable to the Company as would be obtainable from a third party. Director Stolper has not been, and is not involved in the selection of the Company's counsel and has not, and does not discuss the Company's legal services with his brother or sister-in-law, and the existing relationship with the law firm was not part of the basis for Director Stolper's selection and election to the board. Director Stolper has not shared, and does not share, directly or indirectly in the fees received by Stafford Rosenbaum LLP from the Company.

Anti-Hedging Policy

In 2012, our board approved a "no hedging" policy that prohibits directors and executive officers from engaging in any kind of hedging transaction that seeks to reduce or limit that person's economic risk associated with his or her ownership in shares of the Company's common stock.

Code of Ethics

Our Code of Ethics applies to our directors and all of our employees, including our executive officers. A copy of our Code of Ethics is posted on our website at www.mgeenergy.com/corpgov.

Nonemployee Director Compensation

Directors who are our employees receive no additional fee for service as a director or a committee member. In 2015, nonemployee directors received cash payments as shown below.

2015 Director Compensation

Name (a)	Fees Earned or Paid in Cash ($)(1) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Mark D. Bugher	73,500 (2)	26,867 (3)	-	-	-	-	100,367
Londa J. Dewey	78,000 (2)	26,867 (3)	-	-	-	-	104,867
F. Curtis Hastings	78,000 (2)	26,867 (3)	-	-	-	-	104,867
Regina M. Millner	92,000 (2)	26,867 (3)	-	-	-	-	118,867
John R. Nevin	84,000 (2)	26,867 (3)	-	-	-	-	110,867
James L. Possin	89,000 (2)	26,867 (3)	-	-	-	-	115,867
Thomas R. Stolper	76,500 (2)	26,867 (3)	-	-	-	-	103,367

(1) Consists of the amounts described below under "Cash Compensation."
(2) Includes amounts paid for attending director educational activities.
(3) Units were awarded to each of our directors in January 2015 under our 2013 Director Incentive Plan. The Plan allows for the grant of units tied to changes in the Company's share price and any dividend payments made by the Company during the vesting period applicable to the awarded units. The awards vest annually as to one-third of the units, subject to accelerated vesting in the event of death, disability, retirement, or a change of control. At December 31, 2015, there were two awards outstanding for each director representing 1,211 units. The amount shown represents the January 2015 grant date fair value of that award. The awards will be settled in cash which, in the case of the awards granted in January 2015, will be paid during the first quarter of 2018. No shares of stock are issuable, or will be issued, in connection with the awards. The accounting treatment for these awards determines the presentation under applicable SEC disclosure rules.

Cash Compensation

- Attendance Fees: Each nonemployee director received a fee of $1,500 for attendance at board meetings and a fee of $1,500 for attendance at committee meetings to which that director is a member or to which that director was invited. Directors received $1,500 for each director educational activity they attended.

- Annual Retainer Fee: Each nonemployee director received an annual retainer fee of $45,000.

- Chairmanships: For 2015, the committee chairperson of the Audit Committee was paid an additional $12,500, the independent lead director (who is also the committee chairperson of the Corporate Governance Committee) was paid an additional $12,500, and the committee chairperson of the Compensation Committee was paid an additional $7,500.

The board met 12 times in 2015. Each member of the board attended more than 75 percent of the total number of meetings of the board and the committees on which he or she served.

Policy Regarding Annual Meeting Attendance

Our policy is to encourage our directors to attend the Annual Meeting of Shareholders. All of our directors were present at last year's annual meeting.

Audit Committee Report

Our Audit Committee consists of five independent directors who, pursuant to the Audit Committee's Charter, assist our board in fulfilling its oversight responsibilities relating to the integrity of financial reporting and accounting practices; the system of internal controls; the independence and performance of the internal and external audit processes; and the Company's process for monitoring compliance with laws and regulations. Management is responsible for the preparation of the Company's financial statements, and PricewaterhouseCoopers LLP has been retained to audit those statements in accordance with professional auditing standards. The Audit Committee's responsibility is to monitor and oversee these processes. Their duties and responsibilities are set forth in more detail in the Audit Committee Charter adopted by the board. The Audit Committee Charter is available on our website at www.mgeenergy.com/corpgov.

Our Audit Committee has issued the following report:

In the course of fulfilling our responsibilities, we have:

- Discussed with the Company's internal auditors and independent registered public accounting firm, PricewaterhouseCoopers LLP, the overall scope, plans, and results of their respective audits, with and without the presence of management;

- Reviewed and discussed with management the audited financial statements for the year ended December 31, 2015;

- Discussed with the representatives of PricewaterhouseCoopers LLP all matters required to be discussed by *Statement on Auditing Standards* No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, as superseded by Auditing Standard No. 16, as adopted by the Public Company Accounting Oversight Board in PCAOB Release No. 2012-004 and approved by the SEC in Release No. 34-68453;

- Received the written disclosures and the letter from PricewaterhouseCoopers LLP as required by applicable requirements of the Public Company Accounting Oversight Board regarding an independent accountant's communications with audit committees concerning independence;

- Discussed with PricewaterhouseCoopers LLP their independence from the Company and management; and

- Considered whether the provision by PricewaterhouseCoopers LLP of non-audit services is compatible with maintaining their independence.

Based on the foregoing, we have recommended to the board that the audited financial statements referred to above be included in our annual report on Form 10-K for the fiscal year ended December 31, 2015.

Mark D. Bugher	John R. Nevin
F. Curtis Hastings	James L. Possin (Chair)
Regina M. Millner	

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

Our compensation program is designed to compensate our executives fairly based upon an assessment of compensation available in the marketplace where we compete for executive personnel and our desire to achieve a balance of short-term and long-term rewards for maintaining and improving Company performance and shareholder value. It is administered by our Compensation Committee, which is composed of independent directors. They are assisted by Willis Towers Watson, who the Compensation Committee has hired as an independent compensation consultant.

Our approach to establishing executive compensation is to periodically benchmark the ranges of executive compensation and then to set overall compensation within a competitive market range. Market-based salary ranges are examined for each position, and an executive's positioning within that range is determined by that individual's experience in their position as well as the committee's evaluation of that individual's performance during the year. Our overall executive compensation for 2015 included:

- Base salary;
- Short-term incentive compensation, based upon both objective measures (as shown on pages 24 and 25) and a subjective assessment of annual performance, which in both cases is designed to encourage and reward the accomplishment of goals intended to benefit the Company and its shareholders; and
- Long-term incentive compensation payable in cash based upon the performance of our stock over a five-year period that is intended to tie a portion of executive compensation more directly to the creation of long-term shareholder value.

Due to its structure, long-term incentive compensation is reported in this proxy statement according to applicable guidelines as stock-based incentives in the various compensation tables that follow; however, no stock is issuable or issued under the arrangement. We do not have a stock award plan and thus have not issued any stock awards, stock options, or restricted stock awards.

Our compensation program is designed to link a significant portion of the compensation of our named executive officers (NEO) to defined performance standards that promote a balance of the drive for near-term earnings and returns with growth in long-term shareholder value.

We believe our compensation program has assisted us in achieving good performance for our customers, employees, and shareholders. During 2015, we exceeded performance goals related to electric reliability and gas system response times. In addition, earnings per share in 2015 exceeded our earnings per share target for 2015 by 4 percent (target shown on page 25). At the end of 2015, our relative total shareholder return outperformed both the Russell 2000 Index and Edison Electric Institute (EEI) Index of Investor-Owned Electric Utilities over the last five years as shown in the graph on the following page.

Cumulative Five-Year Total Return Comparison

(assumes $1,000 invested on 12/31/2010 with dividends



reinvested) ——MGE ENERGY, INC. 13.69% – – RUSSELL 2000 9.19% ········EEI INVESTOR-OWNED ELECTRICS 11.39%

Value of Investment at December 31

	2010	2011	2012	2013	2014	2015
MGE Energy, Inc.	$1,000	$1,134	$1,277	$1,490	$1,815	$1,900
Russell 2000	$1,000	$ 958	$1,115	$1,548	$1,624	$1,552
EEI Electrics..........................	$1,000	$1,200	$1,225	$1,384	$1,784	$1,715

Compensation Objective and Strategy

The principal goal of our compensation program has been to pay our employees, including all of our executive officers, at levels which are:

- Reflective of how well we are achieving our corporate mission;

- Consistent with our current financial condition, recent earnings, rates, total shareholder return, and the projected change in the Consumer Price Index;

- Reflective of each individual's performance, experience, and overall actual and potential contribution to our Company; and

- Competitive in the marketplace for similarly situated employees.

Our Compensation Committee strives to administer our compensation programs in a manner that is fair and consistent over time. Through our compensation design (and with the help of the committee's compensation consultant), the committee seeks to:

- Foster an organizational culture to encourage executives to make decisions that create shareholder value within the framework of our corporate objectives;

- Use a clear, simple-to-understand reward design to allow the Company to attract and retain competent management talent necessary to continue to improve the Company's long-term performance;

- Offer employees competitive pay with an additional opportunity to earn enhancements when Company and individual performance exceeds expectations; and

- Support our compensation program with appropriate performance management and communications efforts.

Our compensation program considers performance goals that are critical to our business success. These goals include specific objectives developed by our Compensation Committee with input from our management and Board of Directors. These goals include earnings, system reliability, and customer satisfaction. The committee and board also consider other corporate performance measures such as bond ratings, cost containment, environmental performance, and management of day-to-day operations as well as individual performance measures.

In addition to its review of external competitive factors, the committee considers internal equity among colleagues in determining compensation levels. Toward this end, the committee also uses the projected increase in the Consumer Price Index as a guideline for the aggregate annual increase in pay for both executives and employees. This means that while the committee considers competitive pay data for specific positions, such data is not the sole factor considered in setting pay levels as the committee believes promoting internal equity helps to provide long-term stability among its senior management.

Our committee believes it is important to place a significant amount of an executive's total compensation at risk in the form of variable pay, including both short-term and long-term incentives, in order to better align the Company's pay packages with the interests of our shareholders and customers. Actual award levels are determined based on a variety of factors examined by the committee including Company performance, individual performance, and market data.

An additional element of our compensation strategy is to promote a long-term commitment to the Company. As a consequence, while we believe compensation should have a strong performance link, we also believe the Company benefits from creating a team of tenured, seasoned professionals with significant industry experience. To encourage the long-term commitment we seek, the long-term incentive portion of our compensation structure offers awards that vary in value directly with increases and decreases in our stock price and dividends paid to shareholders. Awards under this long-term incentive plan generally vest over five years and all awards have "back-loaded" vesting, which means the majority of the value of the award vests in the later years. The purpose of this vesting mechanism, combined with the annual grant design, is to promote long-term retention and stability among the senior management team by creating significant potential forfeitures of value for employees who depart for other employment opportunities prior to the conclusion of the vesting period. The committee believes this approach will appropriately reward our executives while protecting the Company's long-term investment in its executives.

Our Compensation Committee does not believe that our policies and practices with respect to executive and nonexecutive compensation are likely to encourage risk taking outside our established policies, practices, and risk management programs.

Role of the Compensation Committee

Our Compensation Committee is composed of three directors – John R. Nevin (Chair), F. Curtis Hastings, and Regina Millner – all of whom have been determined by our board to be independent directors under Nasdaq Stock Market, Inc., governance requirements. The committee's function is described in its charter, which can be found in the Corporate Governance section of our website at www.mgeenergy.com/corpgov.

The Compensation Committee, in consultation with its compensation consultant and the other independent directors on our board, determines the amounts and elements of compensation for our executive officers and provides overall guidance for our executive compensation policies and programs. Our independent directors are responsible for the final approval of those recommendations, as they relate to the compensation of our CEO; and our board, including our CEO, is responsible for the final approval of those recommendations as they relate to the compensation of our executive officers other than our CEO.

Under its charter, our Compensation Committee is empowered to retain, compensate, and terminate compensation consultants and other advisors as considered necessary to the accomplishment of its work. Willis Towers Watson was hired as an independent compensation consultant in 2013 to assist the committee with a review and benchmarking of the Company's compensation programs and levels. Willis Towers Watson provided updates in 2014 and 2016. The consultant was hired directly by the committee, and the committee retains full autonomy to direct the consultant's activities. The consultant has no prior relationship with our CEO or any of our Company's senior management. The consultant was determined by the committee to be independent in connection with its original retention, and was redetermined to be independent during 2015, after considering the independence factors prescribed by Nasdaq Stock Market, Inc., in connection with the selection of compensation consultants.

In the process of assisting the committee, the compensation consultant may interact directly with our CEO, Company General Counsel, and/or the Chief Financial Officer and their staffs to provide the committee with relevant compensation and performance data for our executives and the Company. In addition, the consultant may seek comment and feedback from specific members of our Company's management to the extent the consultant finds it necessary or desirable to do so.

To arrive at informed decisions, the committee collects and/or considers input from various sources and may invite certain senior executives or non-committee board members to attend committee meetings to discuss executive compensation and individual performance. Subject to the committee's direction, invitees provide additional insight, suggestions, or recommendations regarding compensation decisions. Deliberations generally occur with input from the compensation consultant, management, or other board members. Only independent board members may vote on compensation decisions for the CEO, which are always done without the CEO or any other members of management being present.

The committee also considers the results of the shareholder advisory vote on executive compensation. That vote, which last occurred at our annual meeting in 2014, expressed strong approval for our executive compensation programs. As a result, the committee has not changed its basic compensation policies. It previously revised our compensation programs to introduce more objectivity into our short-term incentive program as discussed in more detail below under "Pay Mix - Short-Term Incentives." The next shareholder advisory vote on executive compensation is scheduled to occur at our annual meeting in 2017, along with an advisory vote on the frequency of those votes.

Compensation/Benefits Structure

Our compensation and benefits structure involves the following:

- Pay Levels: Determination of the appropriate pay opportunity;

- Pay Mix: Determination of each element of compensation, its purpose and design, and its relationship to the overall pay program; and

- Pay for Performance: Determination of the performance measures and goals used in the pay programs.

Pay Levels

Pay levels for all employees, including our NEOs, are determined based on a number of factors, including each individual's roles and responsibilities, the projected increase in the Consumer Price Index, the individual's experience and expertise and expected contribution, pay levels for peer positions within the Company, pay levels for similar job functions in the marketplace, and performance of our Company as a whole.

In 2013, the committee asked its compensation consultant to develop an approach and conduct studies to determine "competitive market" compensation. Working with the committee, the compensation consultant identified a peer group for the study, looking at general industry survey data, industry-specific survey data, and information available from published proxy statements. The objective was to identify companies representing the Company's broad labor market for talent while maintaining comparability, having sufficient size to avoid distortions from a single company, and ensuring sufficient and credible data are available. Willis Towers Watson provided updates to the committee in 2014 and 2016.

The industry-specific and general industry survey data are based on companies in the Willis Towers Watson Executive Compensation Database and were not selected by the committee. The survey samples used for the NEOs are controlled to reflect only organizations of comparable size to the Company in terms of revenues. The industry peer group companies selected by Willis Towers Watson from the database are listed below. (The industry peer group was last updated in 2013; however, subsequent changes to those companies are noted in the table below.)

Companies Used for Compensation and Benchmark Purposes

ALLETE, Inc.	The Empire District Electric Company	Otter Tail Corporation
Atlantic Power Corporation	Genie Energy Ltd.	South Jersey Industries, Inc.
Black Hills Corporation (4)	IdaCorp, Inc.	Star Gas Partners LP
CH Energy Group Inc. (1)	ITC Holdings Corporation (5)	Suburban Propane Partners LP
Chesapeake Utilities Corporation	Northwest Natural Gas Company	UIL Holdings Corporation (3)
Cleco Corporation (2)	Northwestern Corporation	Unitil Corporation
El Paso Electric Company	Ormat Technologies Inc.	

1. Subsequently acquired by Fortis in June 2013.
2. Is in the process of being acquired by North American Investor Group.
3. Subsequently acquired by Iberdrola USA, Inc., in 2015.
4. Is in the process of acquiring SourceGas Holdings, LLC.
5. Is in the process of being acquired by Fortis.

When reviewing competitive market data, the committee examines the range of market data but does not set a specific targeted percentile as part of its compensation philosophy. An executive's positioning against the competitive labor market is intended to reflect that executive's experience, marketability, and performance over a period of time. While we use benchmarking as described above in determining appropriate compensation ranges, the committee avoids making "automatic" adjustments based on an employee's positioning relative to the market. The committee believes this approach better utilizes competitive data to facilitate rather than drive the Company's pay decisions, which results in appropriate recognition of our top performers.

Depending on whether Company and individual performance meets expectations, realized total compensation during any given year may be above or below the benchmark compensation levels. The amount and structure of compensation can also vary by executive due to negotiations and competitive pressures inherent in attracting and hiring experienced utility managerial talent in the utilities industry. To help attract and retain such talent, the committee also seeks to provide an appropriate level of employee benefits comparable to those in the utility industry and to publicly traded companies in the state of Wisconsin.

Pay Mix

Our compensation program consists of each of the following components:

- *Base Salaries*

  We pay base salaries to assure management with a level of fixed compensation at competitive levels to reflect their professional skills, responsibilities, and performance in order to attract and retain key executives. We adjust base salaries taking into consideration changes in the market, changes in responsibilities, and performance against job expectations. We also consider the nature of the position, responsibilities, skills and experience of the officer, and his or her past performance. The committee and board also consider expectations with respect to the economic and regulatory climate at the time of review.

- *Short-Term Incentives*

  Our executive officers, including the NEOs, are partially compensated through annual short-term incentives or bonuses. The incentives are based on objective metric-specific targets, a subjective assessment of overall corporate performance, and a subjective assessment of individual performance. The program is structured to allow payments in excess of the target bonus amount in the event of performance exceeding the target levels. This element of compensation provides executive officers with the opportunity for annual cash bonuses tied directly to the achievement of Company and individual performance goals. The committee and board encourage executive officers to achieve superior annual performance on key financial, strategic, and operational goals.

The board recognizes that not every opportunity or threat that may present itself over the course of the year can be anticipated when the goals for the year are established. The board expects management to be attentive to finding opportunities and aggressive in addressing unanticipated problems. Consequently, in order to address these situations, the board does not tie all bonus compensation to a predetermined formula.

The board also recognizes that making decisions takes judgment to balance the interests of various constituencies. Exclusively adopting formula incentives without some flexibility may discourage needed adjustments during the year and could have unanticipated consequences. The board recognizes that success in some areas is not quantifiable and requires the board to weigh the overall outcomes. The board encourages management to take a long-term focus and reserves the right to assess how well management exercises judgment in the running of the business.

The components that make up the target bonus opportunity are shown below:

➢ 40 percent upon the achievement of objective targets.

As described in more detail under "2015 Executive Compensation Determination - 2015 Short-Term Incentives," the objective targets consist of earnings per share, customer satisfaction, and service reliability. Our committee and board believe these matters are important goals and represent our twin objectives of achieving value for our shareholders and customers.

➢ 30 percent upon a subjective assessment of the degree of achievement of specified corporate goals.

The specific corporate goals consist of accomplishments the board deems important. For example, in addition to reviewing earnings per share, customer satisfaction, and service reliability, the following measures are reviewed by the board in assessing management:

- Preserves top position for debt ratings relative to other combination investor-owned utilities from the rating agencies
- Provides continued dividend growth
- Maintains or improves culture of environmental stewardship
  o Includes preparing the Environmental Responsibility Report every other year and reviewed by board
- Maintains or improves safety culture
  o Complete one and commence a second continuous improvement project
- Provides a culture that attracts and motivates a high-performing workforce
- Implements important projects
- Maintains and enhances position as community energy company
- Upholds compliance with regulatory requirements
- Addresses legislative and regulatory matters
- Implements cost-containment measures
- Supports management of day-to-day operations
- Handles unanticipated problems, threats, or crises
- Seeks out and pursues unanticipated opportunities

➢ 30 percent upon a subjective assessment of the degree of achievement of specified individual goals.

The final component of short-term incentive compensation reflects individual performance. The individual performance goals are based on the goals of the division run by that officer and on personal improvement goals for that officer. Achievement of performance goals for executive officers other than the CEO is judged by the CEO in consultation with the committee and board. Among other things, these goals may include division safety goals, projects within the division, and appropriate metrics for the division. It is expected that individual performance goals will support the broader corporate goals and officers will be measured by their contributions to the broader team effort. The board does not expect the payout percentage against target to vary significantly between NEOs because of the team approach encouraged by the board.

- *Long-Term Incentives*

We have a cash long-term incentive plan known as the 2006 Performance Unit Plan (Performance Unit Plan). Under the Performance Unit Plan, selected executives of the Company are eligible to receive performance units, representing the right to receive a cash payment upon settlement, subject to meeting specified back-end loaded vesting requirements. The awards allow participants who retire from the Company during the term of an award to receive full vesting credit with respect to any awarded units so long as the participant does not compete with the Company following retirement.

Our committee believes that combining the annual bonus awards and the performance unit awards provides appropriate short- and longer-term incentives to perform while creating additional and necessary retention for our key executives. Also, using multiyear awards settled in cash helps protect our shareholders against equity-based dilution that would otherwise occur from typical stock-based, long-term awards, though such cash-settled awards are accounted for differently, and potentially less favorably to the Company, than stock-based awards. The committee currently believes the advantages gained from protecting against equity-based dilution outweigh these accounting considerations.

The annual grants under the Performance Unit Plan are reviewed and recommended by the committee and approved by our Company's independent directors. The grant date for these annual awards occurs on the meeting date at which the grants are approved or a designated date subsequent to the meeting. Payment under the awards generally occurs shortly after the end of the vesting period which has been approximately five years. Administration of the awards is managed by our internal Human Resources and Finance departments, and specific instructions related to timing of grants are given directly from the committee.

We do not currently grant any stock options or other form of stock-based equity to our executives. Accordingly, the current cash long-term incentive program is the Company's sole long-term compensation vehicle.

- *Other Benefits*

   As Company employees, our NEOs are eligible to participate in all of the broad-based, Company-sponsored benefits programs on the same basis as other full-time salaried employees. These include the Company's health and welfare benefits (e.g., medical/dental plans, disability plans, life insurance, etc.). Executives also participate in the Company's pension and 401(k) retirement plans.

   The Company also offers certain executives, including the NEOs, supplemental retirement benefits under individual income continuation agreements. Retirement benefits under the agreements supplement benefits from the qualified pension plan. The benefit formula is outlined below in the Pension Benefits Table.

2015 Executive Compensation Determination

For 2015, these pay-mix components reflected the following decisions and determinations:

- *2015 Base Salaries*

   For 2015, the average adjustment of NEO base salaries was 4.0 percent. When adjusting base salaries, we take into consideration changes in the market, changes in responsibilities, and performance against job expectations. We also consider skills and experience of the NEO and his or her past performance. We also consider expectations with respect to the economy and regulatory climate at the time of the review.

- *2015 Short-Term Incentives*

   The size of the 2015 short-term incentive pool at the target level of NEO performance was $797,436, an increase of $90,534 from the amount of that pool for 2014. The increase reflects the increase in NEO base salaries and the inclusion of a sixth NEO as explained in the 2015 Summary Compensation Table on page 27. The pool size, as a percentage of base salary, did not change from 2014 to 2015. The actual aggregate payouts to the NEOs for 2015 were $1,005,918, which was 126.144 percent of the incentive pool at the target level of performance and 84.096 percent of the incentive pool at the maximum level of performance.

   For 2015, the target bonus amount for our CEO was set at 50 percent and the remaining NEO's was set at 35 percent of annualized base pay at December 31, 2015. In assessing the short-term incentive payout for the CEO versus the targeted levels, we took into consideration the strong overall performance level of the Company in 2015, which is discussed below. The actual payout for the CEO was 127.626 percent of the target amount and 85.084 percent of the maximum opportunity set for 2015.

   The three components that make up the target bonus opportunity – objective targets, subjective assessment of the achievement of specified corporate goals, and subjective assessment of the achievement of individual goals – are discussed on the following pages:

> Metric-Specific Targets (40 percent at targeted level of performance)

Consistent with the approach used in recent years, the committee, in consultation with Willis Towers Watson, developed objective targets for 2015 based on earnings per share, customer satisfaction ratings, and service reliability. Those targets are shown below. Actual payouts for the NEOs reflected an assessment that performance exceeded the target level of performance, resulting in a payout equal to 48.626 percent of the overall incentive pool versus a targeted level of 40 percent.

Metric-Specific Targets - 40 Percent at Targeted Level of Performance

Goals	Percent of Overall Incentive Pool at Target Performance	Required Level of Performance*			Actual	Percent of Overall Incentive Pool at Actual Performance
		Threshold	Target	Maximum		
Earnings Per Share	20%	$1.78	$1.98	$2.18	**$2.06**	24.000%
Customer Satisfaction Ratings:						
Overall satisfaction rating in annual customer survey for *residential customers***	5%	4.10	4.40	4.70	**4.44**	5.333%
Overall satisfaction rating in annual customer survey for *commercial customers***	5%	4.10	4.40	4.70	**4.51**	5.918%
Service Reliability:						
Electric reliability (average of SAIFI and SAIDI reported in national survey based on 2014 results)***	5%	Top half	Top quartile	Top decile	**Top decile**	7.500%
Gas system response time (average response time for Priority 1 calls)****	5%	18.5 minutes	16.5 minutes	14.5 minutes	**15.8 minutes**	5.875%
Total	**40%**	**-**	**-**	**-**	**-**	**48.626%**

* Incentive paid at 50 percent of Target at the Threshold level, 100 percent at the Target level, and 150 percent of Target at the Maximum level.

** Scale of 1 to 5 with 1 being very dissatisfied and 5 being very satisfied. The survey was conducted during 2015 by an independent market research firm.

*** SAIFI (System Average Interruption Frequency Index) is an industry recognized measure defined by the Institute of Electrical and Electronic Engineers (IEEE) as the number of outages a typical customer experiences in a year. SAIDI (System Average Interruption Duration Index) is an industry recognized measure defined by the IEEE as the length of time a typical customer experiences a loss of service annually. The survey results exclude major events such as major storm events.

**** Based on simple average of monthly values.

> Other Corporate Goals (30 percent at targeted level of performance)

For 2015, the committee and board determined that management's performance on the measures discussed under "Pay Mix - Short-Term Incentives" above will be compensated at 36 percent versus the target level of 30 percent. All NEOs are compensated at the same percentage of target for the Other Corporate Goals category because of the interrelated nature of these items amongst the officers. We believe this encourages a team approach. In considering the decision, our committee and board took into account the following management and Company achievements:

- Ranked Number 8 nationally for financial performance by the journal Public Utilities Fortnightly.
- Achieved a top position for debt credit ratings again in 2015.
- Raised its dividend rate for the 40th consecutive year.
- Continued to benefit shareholders and customers with cost-containment efforts.
- Achieved highest certification level under statewide Green Masters sustainability program for the second year in a row.
- Froze electric and gas rates for 2016.
- Ranked Number 2 out of over 90 utilities in key measure of electric reliability.
- Completed several gas extension projects.
- Engaged community through Community Energy Conversations.
- Developed Energy 2030 Framework.
- Aligned organization for challenges of the future.

➢ Individual Performance Goals (30 percent at targeted level of performance)

When determining the CEO's individual performance percentage for 2015, we considered the Company's strong performance against the metrics-driven targets discussed above, such as record earnings and continued top decile performance in electric reliability, as well as the subjective assessment of management's overall performance against other measures identified by the board, including strong customer satisfaction rankings relative to comparable utilities in the region. As a result, our CEO will be compensated at 43 percent versus the target level of 30 percent for his individual performance. Similar considerations were taken into account for the remaining NEOs, including the strong financial performance of the Company and the degree of accomplishment of individual goals within their respective functions. The remaining NEOs will be compensated between 30 percent and 44 percent for their individual performance.

- *2015 Long-Term Incentives*

The performance unit awards granted in 2015 under the Performance Unit Plan carry a five-year vesting requirement (vesting 60 percent at the end of 2017 and an additional 20 percent at the end of 2018 and 2019) and are payable shortly following December 31, 2019. The awards will vary in value based on changes in the Company's stock price, and awards include the right to participate in dividend payments on the same terms and conditions as our shareholders. For 2015, our CEO was granted a performance unit award of 60 percent of base salary while the remaining NEOs were granted performance unit awards ranging from 30 percent to 35 percent of base salary.

The CEO's 2015 total direct compensation was below the midpoint of the benchmark from the Willis Towers Watson Executive Officer Total Compensation Review.

Post-Termination Compensation

The Company recognizes that, as with any public company, it is possible that a change in control of the Company may take place in the future. The Company also recognizes the threat or occurrence of a change in control can result in significant distractions of key management personnel because of the uncertainties inherent in such a situation. The Company also believes that it is essential and in the best interests of its shareholders to retain the services of its key management personnel in the event of a threat or occurrence of a change in control and to ensure their continued dedication and efforts in such event. In keeping with this belief and its objective of retaining and motivating highly talented individuals to fill key positions, the Company has entered into severance agreements with all of the NEOs.

The severance agreements guarantee the NEOs specific payments and benefits upon termination of employment as a result of change in control of the Company or if the employee voluntarily terminates employment within a specified period following a change in control. Effective December 30, 2010, these agreements were amended to limit the payments under those agreements as well as to eliminate a provision that required the Company to "gross-up" the executive for any excise tax due as a result of the change in control payments. Additional details of the terms of the change in control agreements are provided below in the "Potential Payments on Employment Termination or Change in Control" section of this proxy statement.

Impact of Tax and Accounting on Compensation Decisions

As a general matter, the committee considers the various tax and accounting implications of compensation vehicles employed by the Company. As previously mentioned, cash-settled performance unit awards based on the Company's share price may carry accounting charges that differ from similar stock-based awards but have been selected by the committee as the best long-term compensation vehicle due to the committee's desire to minimize shareholder dilution.

Compensation Committee Report

The Compensation Committee of the Board of Directors of MGE Energy oversees the Company's compensation program on behalf of the board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the "Executive Compensation - Compensation Discussion and Analysis" set forth in this proxy statement.

In reliance on the review and discussions referred to above, the Compensation Committee recommended to the board that the "Executive Compensation - Compensation Discussion and Analysis" be included in this proxy statement, which is incorporated by reference in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2015.

F. Curtis Hastings
Regina M. Millner
John R. Nevin (Chair)

2015 Summary Compensation Table

Shown below, in the table format prescribed by the SEC, are the elements of compensation paid or earned by our CEO, our Chief Financial Officer, and our three most highly compensated executive officers (other than our CEO and Chief Financial Officer) during the past fiscal year. In addition, we have included K. Euclide in the disclosure. While she was not serving as an executive officer at the end of the year, she would have been in the Summary Compensation Table on the basis of her compensation. As described in the preceding "Executive Compensation - Compensation Discussion and Analysis," that compensation includes, among other things, base salary, shown in the "Salary" column; annual bonus awards (short-term incentives), shown in the "Bonus" column; and the cash-based performance unit awards (long-term incentives), shown in the "Stock Awards" column. Although awards under the Performance Unit Plan are ultimately paid in cash – and not stock – their ongoing value is derivative of movements in the price of our common stock, and so the awards are accounted for much like stock-based awards. As required by SEC rules, the amount shown in the "Stock Awards" column reflects the grant date fair value for the awards made in the indicated years to each of those officers under the Performance Unit Plan.

2015 Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)(3) (e)	Option Awards ($)(4) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)		All Other Compensation ($)(6) (i)	Total ($) (j)
Gary J. Wolter................................	2015	569,446	369,241	330,664	-	-	611,082	(5)	8,306	1,888,739*
Chairman, President and	2014	544,012	372,897	264,971	-	-	1,519,185		8,304	2,709,369
Chief Executive Officer	2013	524,737	372,132	257,251	-	-	79,281		8,110	1,241,511
Jeffrey C. Newman (1)..................	2015	307,400	143,854	102,290	-	-	9,684	(5)	8,306	571,534
Senior Vice President, Chief	2014	289,373	138,411	99,326	-	-	510,196		8,105	1,045,411
Financial Officer, Secretary and	2013	279,196	139,468	94,603	-	-	5,074		7,846	526,187
Treasurer										
Craig A. Fenrick (1)……………	2015	254,796	119,681	68,095	-	-	166,719	(5)	7,998	617,289
Senior Vice President - Energy	2014	-	-	-	-	-	-		-	-
Operations	2013	-	-	-	-	-	-		-	-
Lynn K. Hobbie (1).......................	2015	252,386	120,209	70,843	-	-	81,017	(5)	7,926	532,381
Senior Vice President -	2014	-	-	-	-	-	-		-	-
Marketing and Communications	2013	-	-	-	-	-	-		-	-
Peter J. Waldron (1).....................	2015	256,973	104,106	75,601	-	-	1,004,167	(5)	49,172	1,490,019
Vice President - Energy	2014	249,489	116,688	73,390	-	-	542,269		6,189	988,025
Production	2013	242,222	118,533	71,289	-	-	4,478		7,007	443,529
Kristine A. Euclide (1)(2)	2015	327,889	148,827	111,072	-	-	207,978	(5)	8,093	803,859
Strategic Projects Assistant	2014	313,244	150,301	106,793	-	-	618,388		7,381	1,196,107
to the Chairman, President	2013	298,808	149,993	96,683	-	-	122,457		7,204	675,145
and Chief Executive Officer										

*   G. Wolter's compensation for the three years shown in the Summary Compensation Table is displayed below broken down between cash and stock awards and other benefit valuations. The volatility of the change in present value of pension benefits (explained in more detail in Footnote 5) has a significant impact on the variability of total compensation from year to year, which is not the case for cash and stock awards.

Year	Salary ($)	Bonus ($)	Stock Award ($)	Subtotal Cash/Stock Awards ($)	Change in Present Value of Pension and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)
2015	569,446	369,241	330,664	1,269,351	611,082	8,306
2014	544,012	372,897	264,971	1,181,880	1,519,185	8,304
2013	524,737	372,132	257,251	1,154,120	79,281	8,110

(1)   Following a corporate reorganization on July 23, 2015, J. Newman, C. Fenrick, L. Hobbie, and K. Euclide were promoted to Senior Vice President. Prior to that date, their titles were J. Newman, Vice President, Chief Financial Officer, Secretary and Treasurer; C. Fenrick, Vice President - Energy Delivery; L. Hobbie, Senior Vice President; and K. Euclide, Vice President and General Counsel. Prior to the reorganization, P. Waldron's title was Vice President and Chief Information Officer. C. Fenrick and L. Hobbie became an NEO in 2015.

(2) As of November 2, 2015, K. Euclide stepped down from her role as Senior Vice President and General Counsel and agreed to continue to work as a non-officer after that date into 2016 to assist with transitioning matters to the new Vice President and General Counsel and on special projects in the role of Strategic Projects Assistant to the Chairman, President and Chief Executive Officer.

(3) The amounts in this column reflect the grant date fair value of the cash-based performance unit awards made to the NEOs under our Performance Unit Plan. Under the Performance Unit Plan, an award was made to each NEO in 2013, 2014, and 2015. The Performance Unit Plan is described above under "Compensation/Benefits Structure - Pay Mix - Long-Term Incentives." The determination of the grant date fair value of the 2015 awards is described below under the "2015 Grants of Plan-Based Awards Table." The vesting applicable to awards under the Performance Unit Plan is described below in the "Outstanding Equity Awards at December 31, 2015," table. As noted, no shares of stock are issuable or issued in connection with these awards.

(4) We do not have any stock option plans.

(5) The amounts shown in these entries reflect the above-market earnings on nonqualified deferred compensation and the change in actuarial present values of their respective accumulated benefits under our Retirement Plan and income continuation agreements.

We are required to calculate the change in pension value by using the same discount rate assumption used for financial reporting purposes. The discount rate methodology was changed for 2015 to calculate the interest and service cost components of each plans expense in the future. This results in an effective discount rate for each NEO for the Pension Plan and income continuation agreement, that is based on the participant-specific cash flows as applied to the December 31, 2015 Prudential Above Mean curve. In 2014, the combined discount rate for all participants was 4.11 percent, and in 2015, the discount rate by participant ranges from 4.17 percent to 4.80 percent for both the Pension Plan and income continuation agreements. Overall, the change in the present value of pension benefits was less than the prior year because of the increase in discount rates, except in the case of P. Waldron. P. Waldron's expense increased from the prior year primarily as a result of a change in the timing and form of his actual benefit payment versus the estimate in the prior year. The change in pension values represents the present values of future retirement benefits and does not represent cash transactions made to the NEOs during 2015 or in prior years. The change in the actuarial present value of accumulated pension benefits in 2015 are $574,303 for G. Wolter, $(50,878) for J. Newman, $166,719 for C. Fenrick, $81,017 for L. Hobbie, $994,111 for P. Waldron, and $174,983 for K. Euclide. Above-market earnings on nonqualified deferred compensation in 2015 are $36,779 for G. Wolter, $9,684 for J. Newman, $10,056 for P. Waldron, and $32,995 for K. Euclide.

(6) Amounts shown for all other compensation for each NEO include Company contributions to a 401(k) defined contribution plan and a long-term disability premium reimbursement for low sick leave usage. In addition, the amount shown for P. Waldron includes pay for unused vacation at retirement of $41,419 and a retirement award of $525.

2015 Grants of Plan-Based Awards Table

Name (a)	Grant Date (b)	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#) (g)	Exercise or Base Price of Option Awards ($/sh) (k)	Grant Date Fair Value of Stock and Option Awards ($) (l)
Gary J. Wolter	02/20/2015	6,740	49.06	330,664
Jeffrey C. Newman	02/20/2015	2,085	49.06	102,290
Craig A. Fenrick	02/20/2015	1,388	49.06	68,095
Lynn K. Hobbie	02/20/2015	1,444	49.06	70,843
Peter J. Waldron	02/20/2015	1,541	49.06	75,601
Kristine A. Euclide	02/20/2015	2,264	49.06	111,072

* *Identification letters in the above columns conform to the prescribed disclosure format. Columns without entries have been eliminated to improve readability of the table.*

We have a cash-based long-term incentive plan, known as the Performance Unit Plan, under which certain key executives of the Company are awarded performance units, whose value is tied to changes in the Company's share price and any dividend payments made by the Company during the vesting period applicable to the awarded units. Performance units are settled by the Company in cash. Because the value of the awards is derivative of the value of our common stock, the awards are accounted for much the same as stock-based awards. That accounting also determines the presentation under applicable SEC disclosure rules, including the tables presented above and below. No shares of stock are issuable or issued pursuant to the awards.

The 2015 awards under the Performance Unit Plan vest over a five-year period as follows: 60 percent at the end of 2017 and 20 percent at the end of 2018 and 2019. In the event of a bona fide retirement, not followed by work for a competitor, the executive will receive full vesting credit for each outstanding award. The awards vest 100 percent on the occurrence of a change in control. See "Potential Payments on Employment Termination or Change in Control" below.

For 2015, the Performance Unit Plan permitted the Company to make annual awards up to a maximum of 60 percent of each executive's base salary as determined on the date of the grant. Award values are based on the Company's current share price plus projected dividend payments to be received over the term of the award. For each of the awards made in 2015, the targeted value can be determined by taking the number of performance units shown in Column (g) and multiplying by the base price shown in Column (k).

The base price shown in the table is based upon the Company's closing share price of $43.41 on the date of the grant, plus an annual dividend rate of $1.13 for the five-year term of the award.

Actual value of performance units upon settlement may increase or decrease from the targeted values shown in the table based upon changes in the Company's share price and any changes in the actual dividends declared over the five-year term of the awards.

Outstanding Equity Awards at December 31, 2015

| | | Stock Awards | |
| | | Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested |
Name (a)	Year	(#)(1) (i)	($)(2) (j)
Gary J. Wolter	2012	-	-
	2013	-	-
	2014	-	-
	2015	-	-
Jeffrey C. Newman	2012	515	26,924
	2013	928	48,513
	2014	2,248	117,570
	2015	2,085	109,046
Craig A. Fenrick	2012	-	-
	2013	-	-
	2014	-	-
	2015	-	-
Lynn K. Hobbie	2012	-	-
	2013	-	-
	2014	-	-
	2015	-	-
Peter J. Waldron	2012	-	-
	2013	-	-
	2014	-	-
	2015	-	-
Kristine A. Euclide	2012	-	-
	2013	-	-
	2014	-	-
	2015	-	-

* *Identification letters in the above columns conform to the prescribed disclosure format. Columns without entries have been eliminated to improve readability of the table.*

(1) This table reflects outstanding awards made under our Performance Unit Plan, which will ultimately be paid in cash. At December 31, 2015, each NEO had four awards currently outstanding under the Performance Unit Plan. Those awards vest as follows:

	Vests 60%	Vests 80%	Vests 100%
2012 award.....................	December 31, 2014	December 31, 2015	December 31, 2016
2013 award.....................	December 31, 2015	December 31, 2016	December 31, 2017
2014 award.....................	December 31, 2016	December 31, 2017	December 31, 2018
2015 award……………	December 31, 2017	December 31, 2018	December 31, 2019

The awards provide for continued vesting in the event of a bona fide retirement following ten or more years of service as an MGE officer. Based on age and years of service as an MGE officer, G. Wolter, C. Fenrick, L. Hobbie, P. Waldron, and K. Euclide qualify for such continued vesting. Therefore, as of December 31, 2015, all outstanding performance unit awards for G. Wolter, C. Fenrick, L. Hobbie, P. Waldron, and K. Euclide are deemed vested.

(2) The market value shown for the units composing each of the awards is based on the closing price of our common stock on December 31, 2015, plus the projected, undiscounted value of the dividends to be earned during the remaining term of the award.

2015 Option Exercises and Stock Vested

	Stock Awards	
	Number of Shares Acquired on Vesting	Value Realized on Vesting
Name	(#)(1)	($)(2)
(a)	(d)	(e)
Gary J. Wolter..	6,740	352,502
Jeffrey C. Newman	2,369	123,878
Craig A. Fenrick..	1,388	72,592
Lynn K. Hobbie	1,444	75,521
Peter J. Waldron..	1,541	80,594
Kristine A. Euclide......................................	2,264	118,407

* *Identification letters in the above columns conform to the prescribed disclosure format. Columns without entries have been eliminated to improve readability of the table.*

(1) This table reflects awards under our Performance Unit Plan that vested during 2015, and ultimately are paid in cash upon the conclusion of a five-year performance period. See note (1) to the Outstanding Equity Awards at December 31, 2015, table for information regarding vesting, including accelerated vesting for retirement eligible employees.

(2) The amounts in this column reflect the dollars vested during 2015 under the Performance Unit Plan. See "Compensation/Benefits Structure - Pay Mix - Long-Term Incentives" for a description of our Performance Unit Plan.

2015 Pension Benefits Table

Name (a)	Plan Name (b)	Number of Years of Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During 2015 (e)
Gary J. Wolter..	Retirement Plan	30	1,530,382	-
	Income Continuation Agreement	30	5,253,081	-
Jeffrey C. Newman	Retirement Plan	30	972,627	-
	Income Continuation Agreement	30	866,860	-
Craig A. Fenrick	Retirement Plan	30	1,273,378	-
	Income Continuation Agreement	30	507,449	-
Lynn K. Hobbie	Retirement Plan	30	1,259,336	-
	Income Continuation Agreement	30	863,506	-
Peter J. Waldron......................................	Retirement Plan	30	1,452,727	-
	Income Continuation Agreement	30	1,845,869	-
Kristine A. Euclide	Retirement Plan	14	675,829	-
	Income Continuation Agreement	14	1,907,848	-

The Madison Gas and Electric Company Retirement Plan (Retirement Plan) is a funded, tax-qualified, noncontributory defined benefit pension plan. Benefits are payable at retirement in the form of an annuity. Earnings, for purposes of calculation of benefits under the Retirement Plan, include salary and bonus, but exclude payments from awards made under the Performance Unit Plan and pay deferred under nonqualified deferred compensation agreements. The amount of annual earnings that may be considered in calculating benefits under the Retirement Plan is limited by law. For 2016, the annual limitation is $265,000.

Benefits under the Retirement Plan are calculated as an annuity based upon the employee's years of service to a maximum of 30 and the employee's highest average earnings for the 60 consecutive calendar month period during the 120 consecutive calendar month period preceding the employee's retirement multiplied by 1.4 percent for each year of service. Prior to 1986, the Retirement Plan was contributory, and the multiplier for pre-1986 Retirement Plan service is 1.7 percent. The employee's contributions grow annually based on the greater of 5 percent or 120 percent of the annual Mid-Term Applicable Federal Rate in effect for January of the plan year for which earnings are being credited. The Retirement Plan currently limits pensions paid under the Retirement Plan to an annual maximum of $210,000 payable at age 65 in accordance with Internal Revenue Service requirements. Contributions to the Retirement Plan are made entirely by MGE and paid into a trust fund from which benefits of participants will be paid.

Eligibility for early retirement under the Retirement Plan is age 55 and five years of service. Benefits in the form of an annuity are available on a reduced basis at age 55 and an unreduced basis at age 65, or at age 62 with 15 years of service. Except for J. Newman, each of the officers named in the Summary Compensation Table are eligible for early retirement under the Retirement Plan.

Each NEO has also entered into an income continuation agreement to supplement benefits from the Retirement Plan. The income continuation agreements are unfunded and benefits are paid from the Company's general assets. Benefits are payable upon the six-month anniversary of the employee's retirement in the form of a ten-year certain annuity. Earnings, for purposes of the income continuation agreements, include salary, bonus, and nonqualified deferred compensation, but exclude payments from awards made under the Performance Unit Plan.

Benefits under the income continuation agreements for G. Wolter, J. Newman, L. Hobbie, and P. Waldron range from 55 percent at age 55 to 70 percent at age 65 of the employee's highest average earnings for the 60 consecutive calendar month period during the 120 consecutive calendar month period preceding the employee's retirement less the benefit from the Retirement Plan. Benefits under the income continuation agreement for C. Fenrick range from 50 percent at age 55 to 65 percent at age 65 of the employee's highest average earnings for the 60 consecutive calendar month period during the 120 consecutive calendar month period preceding the employee's retirement less the benefit from the Retirement Plan. K. Euclide's benefit under the income continuation agreement is 40 percent of her highest average earnings (modified to include pay for vacation) for the 60 consecutive calendar month period during the 120 consecutive calendar month period preceding December 31, 2015, less the benefit from the Retirement Plan. K. Euclide's income continuation benefit was effectively fixed at the end of 2015 in view of her change in role at the Company during the final quarter of 2015. In all agreements, the designated percentage is based on the employee's age at retirement.

A grantor trust has been established through which the Company pays benefits. In the event of a potential change in control or an actual change in control, we are required to fund the trust with cash or marketable securities in an amount equal to 100 percent of the present value of the aggregate amounts required to pay beneficiaries under all income continuation and nonqualified deferred compensation agreements plus an amount to cover the expense of maintaining the trust.

Amounts shown in the Pension Benefits Table use a discount rate by participant which ranges from 4.17 percent to 4.80 percent for both the Pension Plan and income continuation agreements. For all named executive officers, except K. Euclide, benefits are calculated at earliest unreduced retirement age of 62 for the Retirement Plan and age 65 for the income continuation agreements. For K. Euclide, retirement age is 65 for the Retirement Plan and age 63 for the income continuation agreement. All benefits are calculated using MRP 2007 combined mortality tables with fully generational scale MMP-2007. No preretirement decrement is assumed. Benefits are payable in the form of a life annuity for the Retirement Plan and a ten-year certain annuity for the income continuation agreements. See Footnote 13.c. of Notes to Consolidated Financial Statements in our annual report on Form 10-K for the year ended December 31, 2015, for additional information regarding the assumptions used to determine benefit obligations.

2015 Nonqualified Deferred Compensation Table

Name (a)	Executive Contributions in 2015 ($)(1) (b)	Registrant Contributions in 2015 ($) (c)	Aggregate Earnings in 2015 ($)(2) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance as of 12/31/15 ($)(3) (f)
Gary J. Wolter Deferred Compensation Plan	-	-	63,650	-	944,130
Jeffrey C. Newman Deferred Compensation Plan	42,000	-	16,784	-	271,953
Craig A. Fenrick Deferred Compensation Plan	-	-	-	-	-
Lynn K. Hobbie Deferred Compensation Plan	-	-	-	-	-
Peter J. Waldron Deferred Compensation Plan	60,000	-	17,440	-	291,531
Kristine A. Euclide Deferred Compensation Plan	70,000	-	57,151	-	880,287

(1) Amounts in this column are included in the "Salary" column in the Summary Compensation Table.

(2) Other than above-market earnings, amounts in this column are not included in the Summary Compensation Table for 2015.

(3) Employee salary deferrals and above-market earnings for prior years have been previously reported in the Summary Compensation Table. The aggregate balance for the prior year was $880,480 for G. Wolter, $213,169 for J. Newman, $214,091 for P. Waldron, and $753,136 for K. Euclide.

The 2015 Nonqualified Deferred Compensation Table represents amounts deferred under individual deferred compensation agreements. Participants may defer up to 100 percent of monthly salary under their deferred compensation agreements. Deferred amounts are credited with earnings based on the semiannual rate of U.S. Treasury Bills having a 26-week maturity increased by one percentage compounded monthly, with a minimum annual rate of 7 percent, compounded monthly. The basis for the earnings credit is determined by the Company with approval from the Board of Directors and was last changed in 1991. The Company does not make contributions to participants' accounts under the deferred compensation agreements. Distributions are payable upon the six-month anniversary of the employee's termination of employment with the Company, reflecting an Internal Revenue Code provision that has generally applied since January 1, 2005, to deferred compensation arrangements. G. Wolter has not deferred any compensation since 2002, and so neither that Internal Revenue Code provision nor the six-month delay provision apply to him. The form of distribution is based on employee election and paid in semiannual or annual installments up to 15 years or in a lump sum.

Potential Payments on Employment Termination or Change in Control

Each of our NEOs is a participant in the Madison Gas and Electric Company General Severance Plan (Severance Plan), which covers our salaried employees. In addition, MGE has entered into individual severance agreements (Severance Agreements) with each of our NEOs that provide for payments in connection with the officer's termination of employment in the event of a change in control.

Employment Terminations Other Than in Connection With a Change in Control

For employment terminations other than in connection with a change in control, the NEOs, like other salaried employees, are entitled to a payment equal to two weeks of compensation plus the employee's weekly compensation multiplied by the number of years of employment, not to exceed 24 years. There are no benefits payable under the Severance Plan if termination results from cause, permanent disability, death, early or normal retirement, or voluntary termination. Because those benefits are equally available to all salaried employees (including NEOs) under those circumstances, they are not separately valued in this section. Benefits receivable under our retirement and deferred compensation arrangements are described above under "2015 Pension Benefits Table" and "2015 Nonqualified Deferred Compensation Table."

Employment Terminations in Connection With a Change in Control

For employment terminations in connection with a change in control, our benefits arrangements provide enhancements, which are described in the remainder of this section. Benefits receivable under our Retirement Plan and deferred compensation arrangements are not separately valued in this section as they are described above under "2015 Pension Benefits Table" and "2015 Nonqualified Deferred Compensation Table," and are not affected by a change in control. Under the Severance Agreements, G. Wolter, J. Newman, C. Fenrick, L. Hobbie, P. Waldron, and K. Euclide are entitled to a severance payment following a "change in control" if, within 24 months after the change in control, employment is terminated by: (i) MGE, other than for cause; (ii) the employee for "good reason"; or (iii) the employee for any reason during the 30-day period commencing one year after the date of the change in control. The employee must remain with the Company voluntarily until an attempted change in control terminates or until 90 days following a change in control. The employee agrees to keep confidential trade secrets and other nonpublic information concerning MGE.

"Change in control" is defined to include:

- The acquisition by any person, subject to certain exceptions, of beneficial ownership of 20 percent or more of our common stock;

- A change in the majority of our Board of Directors;

- Certain mergers or similar transactions involving MGE's assets where, among other conditions, the current shareholders do not constitute at least 60 percent of the shareholders of the resulting or acquiring entity; or

- A liquidation or dissolution of MGE.

"Good reason" is defined to include a material reduction in the employee's position, duties, or responsibilities; any reduction in compensation or benefits; or failure to provide benefits comparable to peer employees and a required relocation of the employee from Dane County, Wisconsin. The employee's good faith determination of good reason is considered conclusive.

We have changed the form of Severance Agreements for new executive officers named in 2012 or later. Under the new form of severance agreements, an officer will be entitled to a severance payment following a "change in control" if, within 24 months after the change in control, the officer's employment is terminated by: (i) MGE, other than for cause, or (ii) the employee, for "good reason."

Severance payments to G. Wolter, J. Newman, C. Fenrick, L. Hobbie, and P. Waldron will be equal to three times the employee's annual base salary plus three times the highest bonus paid during any of the five years immediately preceding a change in control, reduced to avoid triggering excise tax under Section 280G of the Internal Revenue Code. Severance payments to K. Euclide will be equal to two times her annual base salary plus two times the highest bonus paid during any of the five years preceding a change in control, reduced to avoid triggering excise tax under Section 280G of the Internal Revenue Code. The agreements with G. Wolter, J. Newman, C. Fenrick, L. Hobbie, and P. Waldron were entered into at earlier dates (in some cases, 1994) than the agreement with K. Euclide. K. Euclide's agreement was entered into in November 2001 in connection with the commencement of her employment with the Company and reflected the results of a negotiation of her overall compensation package. The foregoing severance payments are payable in a lump sum within 30 days of the date of separation.

Subject to Section 280G limitations referenced above, in addition to severance, MGE is obligated to pay any legal expenses incurred by the employee for disputes in which the employee prevails. Employees are not obligated to seek other employment or otherwise take action to mitigate the amounts payable by MGE. Over age 67, benefits are subject to reduction (eventually to zero); no benefits are payable beyond age 70 or if the employee dies.

The table below was prepared to illustrate the benefits payable under the Severance Agreements, in each case as though a change in control occurred, and the NEO's employment was terminated, on December 31, 2015. However, no change in control of MGE has actually occurred, and no executive has received any of the severance indicated. If a change in control did occur in the future, the actual payments to the NEOs would depend upon the circumstances in effect at the time, including relative salaries, bonuses, and ages.

Executive Benefits Upon Termination	Gary J. Wolter	Jeffrey C. Newman	Craig A. Fenrick	Lynn K. Hobbie	Peter J. Waldron	Kristine A. Euclide
Severance (a):						
Salary	$1,474,978	$494,328	$564,641	$575,738	$602,140	$669,763
Bonus	$965,877	$224,278	$239,965	$342,864	$277,747	$307,013
Pro Rata Bonus - Year of Termination (b)	$372,897	$139,468	$108,285	$112,634	$118,533	$150,301
Performance Unit Plan - Unvested (c)	$0	$302,053	$0	$0	$0	$0
Total	$2,813,752	$1,160,127	$912,891	$1,031,236	$998,420	$1,127,076

(a) Value reflects three times (two times, in the case of K. Euclide) the amount of the executive's base salary plus the highest paid or payable bonus in the past five years, reduced to avoid triggering excise tax under Section 280G of the Internal Revenue Code.

(b) Executives are entitled to a pro rata bonus, depending on the time of the year in which the termination occurs, based upon the highest bonus paid or payable in the past three years.

(c) Unvested values of performance unit awards are shown only for executives who are under age 55 and have less than ten years of service as an MGE officer. As explained under the "Outstanding Equity Awards at December 31, 2015" table, awards under the Performance Unit Plan will continue to vest if the executive is age 55 with ten or more years of service at his or her bona fide retirement, which is assumed in the event of a change in control.

OTHER INFORMATION

Expenses of Solicitation

We will bear the cost of soliciting proxies for the annual meeting. Proxies will be solicited by mail and may be solicited personally by our directors, officers, or employees who will not receive special compensation for such services. We have retained Morrow & Co., LLC, 470 West Avenue, Stamford, Connecticut 06902, to solicit proxies at a fee of $7,000 plus expenses.

Shareholder Proposals for 2017 Annual Meeting

Shareholder proposals intended to be presented at the 2017 Annual Meeting of Shareholders must be received in writing at our principal executive offices (133 South Blair Street, Post Office Box 1231, Madison, Wisconsin 53701-1231, Attention: Secretary) prior to November 28, 2016, in order to be considered for inclusion in our proxy statement and proxy related to that meeting. Any proposal submitted must be in compliance with Rule 14a-8 of Regulation 14A of the SEC.

Our bylaws set forth additional requirements and procedures regarding the submission by shareholders of matters for consideration at the 2017 Annual Meeting of Shareholders, including a requirement that those proposals be given to the Secretary not later than the close of business on the 75th day and not earlier than the close of business on the 100th day prior to the first anniversary of the preceding year's annual meeting. Accordingly, a shareholder proposal intended to be considered at the 2017 Annual Meeting of Shareholders must be received by the Secretary at the address set forth above after the close of business on February 9, 2017, and on or prior to the close of business on March 5, 2017.

Contacting Our Directors

A shareholder who desires to contact members of our Board of Directors may do so by sending an email to directors@mgeenergy.com or by writing to Board of Directors, MGE Energy, Inc., Post Office Box 1231, Madison, Wisconsin 53701-1231. The correspondence should identify the shareholder; his, her, or its address; and shareholdings. That correspondence is received by our Corporate Secretary's office. Our Corporate Secretary's office will forward matters within the board's purview to them. Ordinary business matters, such as issues relating to customer service, employment, or commercial transactions, will be directed to the appropriate areas within our Company for handling. Comments or concerns regarding financial reporting, legal compliance, or other ethical issues should be directed to EthicsPoint at www.ethicspoint.com or phone 1-866-384-4277. EthicsPoint is a third party we have selected for receiving and handling such communications from shareholders as well as our employees. Communications to EthicsPoint may be sent anonymously. EthicsPoint will forward those communications directly to the Chairman of our Audit Committee.

By Order of the Board of Directors

/s/ Gary J. Wolter

Gary J. Wolter

Chairman of the Board,

Dated: March 28, 2016   President and Chief Executive Officer



